October 18, 2007 Presentation to the Special Committee Regarding Project Ranger

Introduction Overview of Ranger Valuation Appendix Overview of Selected Publicly Traded Companies Table of Contents

Disclaimer This presentation (this "Presentation") regarding the company known to us as Ranger ("Ranger" or the "Company") was prepared for the Special Committee of the Board of Directors of Ranger, (collectively, the "Committee") by Morgan Joseph & Co. Inc. ("Morgan Joseph"). In arriving at our opinion, with your express permission and without any independent verification, we have assumed and relied upon the accuracy and completeness of all financial and other information and data publicly available, provided to, or otherwise reviewed by or discussed with us, and upon the assurances of management of Ranger and its affiliates that no information relevant to our opinion has been omitted or remains undisclosed to us. We neither have attempted independently to verify any such information or data nor do we assume any responsibility to do so. We have further assumed that the Company's forecasts and projections provided to and reviewed by us have been reasonably prepared based upon the best current estimates, information and judgment of the Company's management as to the future financial condition, cash flows and results of operations of the Company and its consolidated subsidiaries. We have made no independent investigation of and express no view on any legal, accounting or tax matters affecting the Company, and any of its respective affiliates, and we have assumed the accuracy and completeness of all legal, accounting and tax advice provided to Ranger and the Committee by Ranger's management and the Committee's independent professional advisors. We have not conducted a physical inspection of any of the properties, assets or facilities of the Company, nor have we made or obtained any independent valuation or appraisal thereof. Although we have taken into account our assessment of general economic, market and financial conditions and our experience in transactions that, in whole or in part, we deem to be relevant for purposes of our analyses herein as well as our experience in the valuation of securities in general, our opinion necessarily is based upon and limited to economic, financial, market, industry, political, regulatory and other U.S. domestic and international events and conditions as they exist and are susceptible to evaluation on the date hereof and we assume no responsibility to update or revise our opinion based upon any events or circumstances occurring or continuing after the date hereof. This Presentation is not intended to represent an opinion, but rather to serve as discussion materials for the Committee to review and as a basis upon which Morgan Joseph may render an opinion. This Presentation does not address the underlying business decision by Ranger, the Committee or any of Ranger's affiliates to pursue, consider or approve a transaction involving the Company, and this Presentation does not constitute a recommendation to Ranger, the Committee, Ranger's Board of Directors, or any other person or entity as to any specific action that should be taken (or omitted to be taken) in connection with a transaction involving the Company or as to any strategic or financial alternatives to a proposed transaction or the timing thereof. We express no opinion as to whether Ranger or any of its affiliates are, or as a result of a transaction with the Company, Ranger or any of its affiliates would be deemed to be or required to register as an investment company under the Investment Company Act of 1940, as amended. This Presentation may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent.

Marc A. Cabrera Managing Director 305-529-6268 mcabrera@morganjoseph.com F. Gordon Pollock Managing Director 615-238-2303 gpollock@morganjoseph.com Peter Rossell Vice President 615-238-2305 prossell@morganjoseph.com Project Ranger Advisory Team Project Ranger Advisory Team Erik Larsen Associate 615-238-2317 elarsen@morganjoseph.com Nolan Pittman Analyst 615-238-2330 npittman@morganjoseph.com Christopher Ivy Analyst 615-238-2309 civy@morganjoseph.com

1. Introduction

Summary of the Proposed Transaction Terms Transaction Form and Structure Sale or cancellation of 100% of the outstanding shares of capital stock of the Company Ranger senior management, which owns, on a fully-diluted basis, approximately 42% of the Company's common stock, has agreed to "roll" a significant portion of its existing equity Transaction will be structured as a merger of a newly formed corporation with and into the Company Consideration Buyer has offered $32.50 per share of common stock, for an aggregate equity value of approximately $800 million Existing Ranger debt will be refinanced Consideration is 100% cash to be paid at closing (excluding management rollover shares) Timing Parties have targeted the execution of a definitive merger agreement on or about October 18, 2007 Closing of the transaction would occur within approximately 90 to 120 days following execution of a definitive agreement Financing The buyer has worked extensively with the Company's existing lenders and others, and has term sheets for financing sufficient to complete the transaction Conditions Successful consummation of the transaction will be subject to customary conditions for transactions of this nature including, without limitation, Company shareholder approval and expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act

Summary Transaction Valuation Transaction Valuation (1) Based on preliminary 9/30/07 data provided by the Company.

Stock Price Performance Source: Capital IQ and publicly available information. 5/30/07: Signs a definitive agreement to acquire Salisbury Radiation Center for $18.6 million 3/13/07: Ranger closes acquisition of Desert Rose Oncology for consideration of $8 million 5/2/07: Reports Q1 E.P.S of $0.40, raises E.P.S guidance to $0.41-$0.43 for Q2 and $1.60-$1.66 for fiscal 2007 7/2/07: Closes $50 million credit facility expansion 8/1/07: Reports Q2 E.P.S of $0.41, lowers E.P.S guidance to $0.27-$0.30 for Q3 and $1.50-$1.56 for fiscal 2007 9/24/07: Closes acquisition of a Greenville, NC facility for consideration of $27.8 million 11/22/06: 52-week high stock price of $34.94 11/1/06: Reports Q3 E.P.S of $0.23, raises E.P.S guidance to $0.36-$0.38 for Q4 and $1.33-$1.35 for fiscal 2006 11/14/06: Ranger closes acquisition of MIRO Cancer Centers for consideration of $49 million 1/23/07: Reports lowered Q4 guidance for E.P.S to $0.30 2/7/07: Reports Q4 E.P.S of $0.30, fiscal 2006 E.P.S. of $1.26, and confirms E.P.S. guidance of $0.42-$0.44 for Q1 5/25/07: Appoints Janet Watermeier as independent director

Due Diligence Process In conducting our analyses, we have reviewed and analyzed, among other things, the following: The drafts of the merger agreement dated as of October 18, 2007 (the "Merger Agreement"), of the equity commitment letter sent to us on October 18, 2007 between Buyer and Ranger Holdings, Inc., a wholly-owned indirect subsidiary of Buyer ("Holdings") (the "Commitment Letter"), and of the support and voting agreements dated as of October 18, 2007 by and among Ranger Investments, LLC ("Parent"), Holdings (a direct, wholly-owned subsidiary of Parent), and each of the shareholders of the Company listed as signatories thereto (collectively, the "Voting Agreements"), which you have represented to us are, with respect to all material terms and conditions thereof, substantially in the form of the definitive agreements to be executed and delivered by the parties thereto promptly after the receipt of this opinion; The Company's annual report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") with respect to its fiscal year ended December 31, 2007, the Company's quarterly reports on Form 10-Q filed with the SEC with respect to its fiscal quarters ended March 31, 2007 and June 30, 2007, respectively, which the Company's management has identified as being the most current financial statements available, and certain other filings made by the Company with the SEC; Certain other publicly available business and financial information concerning Ranger, and the industry in which it operates, which we believe to be relevant to our analyses; Certain internal information and other data relating to Ranger, and its respective business and prospects, including budgets, projections and certain presentations prepared by Ranger, which were provided to us by Ranger's senior management and the Company's financial advisor; The reported sales prices and trading activity of Ranger's common stock; Certain publicly available information concerning certain other companies which we believe to be relevant and the trading markets for certain of such other companies' securities; and, The financial terms of certain recent unrelated transactions which we believe to be relevant. We also have participated in meetings and conference calls with certain officers and employees of Ranger and its affiliates, as well as its financial advisor concerning the business, operations, assets, financial condition and prospects of the Company, and we have undertaken such other studies, analyses and investigations as we deemed relevant

2. Overview of Ranger

Ranger Reimbursement Outlook Notable reimbursement issues include: Possible Medicare changes to the current capital equipment utilization rate assumption of 50% Potential "fix" by Congress to the Sustainable Growth Rate (SGR) formula and recurring physician payment problem Industry Views Regarding Capital Equipment Utilization Assumption Constituent Recent Comments Implied Position on 2008 Utilization Change MedPAC 2006 and 2007: Suggests that CMS should revisit equipment utilization but does not make a formal recommendation Supports Wachovia - William Bonello "Possible but not probable for 2008" - May 16, 2007 "CMS also indicated that it would probably not publish a new equipment proposal without providing more advance discussion than it has at this point" - May 16, 2007 Not Likely American Medical Association Relative Value Scale Update Committee (RUC) recommended that CMS use a competitive market interest rate and equipment utilization rate higher than 50% Supports Piper Jaffray - Mark Arnold "In our view, there has been no change in the probability that Medicare changes to equipment utilization assumptions will be made this year" - May 17, 2007 Not Likely Cowen and Company - Kemp Dolliver "There's little evidence of new activity on this matter since last year" - May 16, 2007 Not Likely Source: Equity research, MedPAC, American Medical Association

Facility Development History Ranger has grown its business through the development of new facilities (de novo) as well as the acquisition of existing facilities The most recent acquisition was a Greenville, NC facility on September 24, 2007 for consideration of approximately $27.8 million (not included in chart below) Number of Ranger Facilities, by Type, at Quarter End (12/31/04 - 6/30/07) Source: Publicly available information. 56 55 66 67 68 69 70 69 76 79 80

Historical Earnings Performance During 2005, Ranger met or exceeded Wall Street consensus E.P.S. estimates In 2006, Ranger was above Wall Street consensus estimates during the first half of the year, but was at or slightly below the mean estimates for the second half of the year For the first and second fiscal quarters of 2007, Ranger has been $0.01 to $0.03 short of Wall Street consensus estimates Quarterly E.P.S. Surprise History Annual E.P.S. Surprise History $0.01 $(0.01) $0.02 $0.01 $0.02 $(0.03) $(0.01) $(0.42) $(0.02) EVEN $(0.01) Source: Publicly available information.

Wall Street Expectations Source: Estimates from FirstCall; Company projections from Management's financial model. * Assumes 200,000 additional shares in 2009. Revenue (Model vs. Consensus Estimates) EBITDA (Model vs. Consensus Estimates) Earnings Per Share (Model vs. Consensus Estimates) Growth Comparison (Model vs. Consensus Estimates) Ranger's long range forecast exceeds current Wall Street consensus estimates (1.8)% (5.7)% (3.4)% (5.7)% (12.4)% (12.1)% (1.0)% (1.3)% (5.1)%

Historical and Projected Financial Performance (1) Management Projections. (2) Based on preliminary 9/30/07 data provided by the Company. (3) Assumes 200,000 additional shares each year for 2009 - 2012.

(1) Management Projections. (2) Based on preliminary 9/30/07 data provided by the Company. Historical and Projected Financial Performance

Ownership

3. Valuation

We have utilized the following generally accepted valuation methodologies to determine an appropriate valuation range for the Company, which are summarized below. Valuation Methodology Summary Valuation Based upon Multiples of Selected Publicly Traded Companies Leveraged Buyout Analysis Valuation Methodology Summary Description of Valuation Analysis Examines the financial, operating and valuation statistics of publicly-traded companies with businesses that are deemed relevant. Valuation Based upon Multiples of Selected Precedent Transactions Discounted Cash Flow Analysis Examines the financial, operating and valuation statistics of target companies in precedent transactions with businesses that are deemed relevant. Determines a valuation range based upon the implied valuation that a typical financial sponsor would ascribe to the Company using a typical leveraged buyout structure by targeting a market-based range of rates of return for the sponsor's equity investment. Determines a valuation range based upon the aggregate present value of the Company's projected free cash flows and terminal value on a risk-adjusted basis.

Summary Valuation Our valuation of Ranger was based upon publicly available information, discussions with the Company's senior management and its financial advisor, and certain non-public information including Ranger's "Base Model" as prepared by the Company and provided to us by the Company's financial advisor. 52-Week Low $19.92 Selected Publicly Traded Companies Selected Precedent Transactions Discounted Cash Flow Implied valuation based on 2007E EBITDA of select publicly-traded companies Value based on projected free cash flows 13.1% cost of capital Terminal EBITDA multiples of 8.0x- 9.0x Analysis based on LTM EBITDA of recent merger and acquisition transaction pricing involving selected companies Leveraged Buyout Analysis Acquisition by financial sponsor Financed with 4.6x total leverage to 2007E EBITDA at costs ranging from 8.24% to 11.0% Current Price $21.71 52-Week High $34.94 Share Price Premium to Current (19.39%) (7.88%) 3.64% 15.15% 26.67% 38.19% 49.70% 61.22% LTM EBITDA Multiple 7.9x 8.5x 9.2x 9.9x 10.6x 11.3x 11.9x 12.6x $23.69 $29.90 $34.32 $28.00 $32.00 Offer Price $32.50 $26.54 Note: Equal weight not given to each analysis $18.23 $24.18

Selected Publicly Traded Companies and Precedent Transaction Analyses Selected Publicly Traded Companies Selected Precedent Transactions

Selected Publicly Traded Companies

Selected Publicly Traded Companies Enterprise Value / 2007E Revenue(1) Enterprise Value / 2007E EBITDA(1) 2007E P/E 2007E P/E/5 Year Growth Estimate = Median of 8.5x = Median of 129.4% = Median of 23.0x = Median of 1.6x Source: Publicly available information; median data excludes Ranger. (1) Consensus estimates from FirstCall.

Selected Precedent Transactions

Selected Precedent Transactions Transaction Value / LTM Revenue Transaction Value / LTM EBITDA = Median of 1.5x = Median of 9.2x

Discounted Cash Flow Analysis

Leveraged Buyout Analysis Equity Returns - 9.5x Exit Multiple Equity Returns - 10.5x Exit Multiple

A. Overview of Selected Publicly Traded Companies

Overview of Selected Publicly Traded Companies Based on publicly available information.

Overview of Selected Publicly Traded Companies Based on publicly available information.

Overview of Selected Publicly Traded Companies Based on publicly available information.

Overview of Selected Publicly Traded Companies Based on publicly available information.